UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

IGT Announces Filing of Annual Report on Form 20-F with the U.S. Securities and Exchange Commission

International Game Technology PLC (“IGT”) (NYSE:IGT) today announced, in accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, that its 2021 Annual Report on Form 20-F was filed with the U.S. Securities and Exchange Commission today, March 3, 2022. IGT’s 2021 Annual Report on Form 20-F includes the Company’s audited financial statements for the year ended December 31, 2021. A copy of IGT’s 2021 Annual Report on Form 20-F is available in the Investor Relations section of the Company’s website, www.IGT.com and is accessible at www.sec.gov.

IGT will provide to all holders of its securities a hard copy of its 2021 Annual Report on Form 20-F, free of charge, upon request through its website or in writing to International Game Technology PLC, Attn: Corporate Secretary, 66 Seymour Street, Second Floor, London W1H 5BT.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release “IGT Announces Filing of Annual Report on Form 20-F with the U.S. Securities and Exchange Commission,” dated March 3, 2022

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “IGT Announces Filing of Annual Report on Form 20-F with the U.S. Securities and Exchange Commission,” dated March 3, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2022	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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